March 7, 2013

Via Edgar

Tia L. Jenkins, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Office of Beverages, Apparel, and Mining
100 F Street, N.E.
Washington D.C. 20509

On behalf of Respect Your Universe, Inc. (the “Company”), we are responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 22, 2013 (the “Comment Letter”). The Company's response below is numbered to correspond to the numbered paragraphs in the Comment Letter. For your convenience, we repeat in bold italics each of the Staff's comments prior to each response.

Form 10-Q for the Nine Months Ended September 30, 2012
Financial Statements, page 3
Statement of Operations, page 4

1.  We note your response to comment three in our letter dated December 31, 2012. You have not sufficiently explained the nature of the costs you have classified as product creation and product creation-related party and why it is appropriate to account for them under ASC 730. In this regard, your response only indicates that the expenses classified as product creation are research and development that “fall into one of the four categories” provided in ASC 730-10-15-3. Please provide us a more detailed description of the specific expenses incurred for each period presented, how they fit into the model of ASC 730 and how these expenses differ from the costs that are included in cost of sales.

The Company has broken the request above into two parts to facilitate its response:

I.    How expenses fit into the model in ASC 730, and description of specific expenses incurred for each period presented
a. Guidance considered by the Company
b. Overview of product creation process and related activities
c. Specific product creation expenses for presented periods and related detailed description
II.  How expenses differ from the costs that are included in cost of sales

I.  How expenses fit into the model in ASC 730, and description of specific expenses incurred for each period presented

a.  Guidance considered by the Company

The Company considers the following guidance in connection with its accounting for product creation expenses.

Per ASC 730-10-15-3, research and development consists of “those activities aimed at developing or significantly improving a product or service (referred to as product) or a process or technique (referred to as a process) whether the product or process is intended for sale or use.” Additionally, per ASC 730-10-55-1, “The following activities typically would be considered research and development within the scope of this Topic (unless conducted for others under a contractual arrangement—see paragraph 730-10-15-4[a]):

a. Laboratory research aimed at discovery of new knowledge
b. Searching for applications of new research findings or other knowledge
c. Conceptual formulation and design of possible product or process alternatives

d. Testing in search for or evaluation of product or process alternatives
e. Modification of the formulation or design of a product or process
f. Design, construction, and testing of preproduction prototypes and models
g. Design of tools, jigs, molds, and dies involving new technology
h. Design, construction, and operation of a pilot plant that is not of a scale economically feasible to the entity for commercial production
i. Engineering activity required to advance the design of a product to the point that it meets specific functional and economic requirements and is ready for manufacture
j. Design and development of tools used to facilitate research and development or components of a product or process that are undergoing research and development activities.”

Further, per ASC 730-10-55-2, “the following activities typically would not be considered research and development within the scope of this Topic:

a. Engineering follow-through in an early phase of commercial production
b. Quality control during commercial production including routine testing of products
c. Trouble-shooting in connection with break-downs during commercial production
d. Routine, ongoing efforts to refine, enrich, or otherwise improve upon the qualities of an existing product
e. Adaptation of an existing capability to a particular requirement or customer's need as part of a continuing commercial activity
f. Seasonal or other periodic design changes to existing products
g. Routine design of tools, jigs, molds, and dies
h. Activity, including design and construction engineering, related to the construction, relocation, rearrangement, or start-up of facilities or equipment other than the following:
1. Pilot plants (see [h] in the preceding paragraph)
2. Facilities or equipment whose sole use is for a particular research and development project (see paragraph 730-10-25-2[a]).
i. Legal work in connection with patent applications or litigation, and the sale or licensing of patents.”

b. Overview of the Company’s product creation process and related activities

The Company’s product creation process consists of the three phases listed below and the activities described therein.

i.	Formulating product concepts

Activities primarily include: developing a product brief outlining the vision and key material needs for the Company’s new product lines, gathering materials and colors that meet the needs of the product brief, and creating designs for these new product lines. This stage represents the conceptual formulation and design of possible product alternatives for management to review in consideration of developing new product lines.    These formulation and design costs are consistent with ASC730-10-55-1(c ) and (f).   This activity does not represent seasonal or periodic design changes to existing products as outlined in ASC 730-10-55-2(f).

ii.	Construction of prototypes

Activities primarily include: translating designs into technical drawings and specifications, creating a bill of materials, assigning prototypes to specific factories, and communicating related bill of materials and specifications to each factory.  This stage represents the design, construction, and production of prototypes related to the Company’s proposed new product lines, including engineering support over associated production activities.  Such pre-production prototypes are reviewed by the Company’s management in consideration of making a decision on which new products to advance to the production and selling phases.  Costs incurred prior to management’s decision are expensed as part of product creation and are consistent with ASC 730-10-55-1(f) and (i).  Once a new product is committed into production, any costs incurred including, among others, engineering refinement associated with the product or production process, routine design changes, and quality control are considered part of product cost.

iii.	Fitting and testing of prototypes

Activities primarily include: fitting, sizing and wear testing prototypes, determining modifications needed, if any, and communicating to factories, and retesting adjusted prototypes.  This stage represents additional formulation, design and modification of the new product line as outlined in ASC 730-10-55-1 (d), (e ), and (f).  As new products are considered by management for inclusion in an upcoming product line, pre-production prototypes are fitted on models and evaluated.   Such evaluation may result in further modifications to the prototype including engineering refinement to the production process to ensure conformance with the desired design and specifications.   This process and the underlying activities are critical to management’s evaluation of the product line prior to committing to full scale production of a new product.  Once a new product is committed into production, any costs incurred including, among others, engineering refinement associated with the product or production process, routine design changes, and quality control are considered part of product cost.

The Company notes the three product creation phases listed above are consistent with those activities described in ASC 730-10-55-1 and do not consist of any activities listed in ASC 730-10-55-2. As such, the Company maintains that ASC 730 is applicable to its accounting for the product creation activities described above.

c. Specific product creation expenses for presented periods and related detailed description

The table below and related notes discuss in detail the specific expenses incurred for each period presented in relation to the Company’s product creation and product creation – related party expenses. The details discussed in the notes below are consistent with activities in the three phases discussed in section I.b. above, and are presented to provide further clarification of the Company’s product creation activities for the periods presented.

	Three Months Ended				Nine Months Ended				Inception to

Operating Expense	9/30/12	Note	9/30/11	Note	9/30/12	Note	9/30/11	Note	9/30/12	Note

Product Creation	$123,104	A	$364	B	$279,743	C	$10,276	D	$289,960	E
Product Creation - Related Party	$37,582	F	$72,000	G	$513,404	H	$226,162	I	$1,870,248	J

Product Creation:

A – For the three months ended September 30, 2012, the Company incurred expenses of $110,542 from non-related party vendors for the formulation, design and modification of prototypes. Additionally, the Company incurred expenses of $7,949 for fit models related to the fitting and testing of the Company’s prototypes, $4,589 for pre-production shipping costs associated with samples and materials, and $23 related to miscellaneous supplies.

B - For the three months ended September 30, 2011, the Company incurred expenses of $364 related to miscellaneous supplies associated with the design, construction and testing of its prototypes.

C – For the nine months ended September 30, 2012, the Company incurred expenses of $259,630 from non-related party vendors for the formulation, design and modification of its prototypes. Additionally, the Company incurred expenses of $9,923 for fit models related to the fitting and sizing of the Company’s prototypes, $7,008 for pre-production shipping costs associated with samples and materials, and $3,182 related to miscellaneous supplies.

D – For the nine months ended September 30, 2011, the Company incurred expenses of $10,276 related to miscellaneous materials and supplies associated with the design, construction and testing of its prototypes, as well as services from non-related party vendors for formulation, design and modification of its prototypes.

E - For the period from inception to September 30, 2012, the Company incurred expenses of $269,906 from non-related party vendors for the formulation, design and modification of its prototypes. Additionally, the Company incurred expenses of $9,923 for fit models related to the fitting and sizing of the Company’s prototypes, $7,008 for shipping costs associated with samples and materials, and $3,182 related to miscellaneous supplies.

Product Creation – Related Party:

F – For the three months ended September 30, 2012, the Company incurred expenses of $37,582 primarily consisting of pre-production services provided by Exit 21, an entity controlled by the Company’s former Chief Executive Officer and the current Chief Operating Officer. Pre-production services provided by Exit 21 include research, negotiation, and discussion with factories to formulate, design and consider alternatives associated with the production processes for the Company’s product lines.

G - For the three months ended September 30, 2011, the Company incurred expenses of $72,000 for general consulting services provided by Exit 21 related to the design, development, and formulation of the Company’s new product lines.  General consulting services include assembling the product creation team for a given season, overseeing the product creation process, and managing communications with the Company’s factories related to construction of pre-production prototypes during the development process.

H – For the nine months ended September 30, 2012, the Company incurred expenses of $375,821 for general consulting services provided by Exit 21 related to the design, development, and formulation of the Company’s new product lines.  Please see description of general consulting services in paragraph G above. The Company also incurred an additional $137,582 in expenses primarily consisting of pre-production services provided by Exit 21, as described further in paragraph F above.

I - For the nine months ended September 30, 2011, the Company incurred expenses of $226,162 primarily for general consulting services provided by Exit 21 related to the design, development, and formulation of the Company’s new product lines. Please see description of general consulting services in paragraph G above.

J - For the period from inception to September 30, 2012, the Company incurred expenses of $1,732,666 primarily for general consulting services provided by Exit 21 related to the design, development, and formulation of the Company’s new product lines and pre-production process. Please see description of general consulting services in paragraph G above. The Company also incurred an additional $137,582 in expenses primarily consisting of pre-production services provided by Exit 21 as described further in paragraph F above.

II.  How product creation and product creation – related party expenses differ from the costs that are included in cost of sales

The Company’s cost of sales includes amounts paid to third party manufacturers to source and acquire product materials, and to assemble such materials and produce into finished goods inventory.

The Company’s product creation expenses detailed in Section I. above differ from cost of sales in two aspects.  First, in that product creation expenses are pre-production costs.  They are the costs incurred as part of designing and developing prototypes for new products, and building a final list of designs and specifications for approval by the Company’s management prior to delivery to the manufacturers for full scale production.  Secondly, these expenses are one time in nature, unlike expenses the Company reports as cost of sales, which generally recur each time an item is produced and sold.

In addition to the Company’s response to the SEC comment letter question, in our next filing, we will adjust our description of product creation expense to more clearly articulate the nature of the expenses. Please see the paragraph below of the Company’s future description of product creation expenses.

The Company expenses product creation costs as incurred, in accordance with ASC 730.  Product creation expenses consist of formulating product concepts, construction of prototypes related to the Company’s proposed new product lines, and the fitting and testing of the prototypes. Product creation expenses do not include routine, ongoing efforts to refine, enrich, or otherwise improve upon the qualities of existing products, adaptation of an existing capability to a particular requirement or customer's need as part of a continuing commercial activity, or seasonal or other periodic design changes to existing products.

In connection with responding to the Staff's comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters in this letter, please call the undersigned at (503) 766-6427.

Sincerely,

/s/ Aaron Loreth
Aaron Loreth
(Principal Accounting and Financial Officer)